UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Resin Systems Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

76111T 10 2
(CUSIP Number)

Wilmot Leslie Matthews 27 Elgin Avenue Toronto, ON M5R 1G5 (416) 920-1545
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 4848-3485-3634\2  " " 4848-3485-3634\2  7/21/2008 11:56 AM

CUSIP NO. 76111T 10 2

1.

Names of reporting persons:  Wilmot Leslie Matthews
I.R.S. Identification Nos. of above persons (entities only):

2.

Check the appropriate box if a member of a group:

(a)

☒
(b)

☐

3.

SEC use only:

4.

Source of funds:  PF, AF

5.

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)  ☐

6.

Citizenship or place of organization:  Canadian

Number of shares beneficially owned by each reporting person with:

7.

Sole voting power:  12,202,000 *

8.

Shared voting power:

9.

Sole dispositive power:  12,202,000 *

10.

Shared dispositive power:

11.

Aggregate amount beneficially owned by each reporting person:

12,202,000 *

* Wilmot Matthews beneficially owns 12,202,000 commons shares of Resin Systems Inc.  Of the shares beneficially owned by Mr. Matthews, 10,288,111 are held directly by Mr. Matthews and 1,913,889 are held by Marjad Inc., over which Mr. Matthews has sole investment and voting control.

12.

Check if the aggregate amount in Row (11) excludes certain shares  ☐

13.

Percent of class represented by amount in Row (11):  8.03%

14.

Type of reporting person:  IN

CUSIP NO. 76111T 10 2

This Amendment No. 1 amend the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission on May 3, 2007.  Unless otherwise stated herein, the Original 13D remains in full force and effect.  Terms used therein and not defined herein shall have the meanings given to them in the Original 13D.  This Amendment No. 1 supplements Items 3, and amends and restates in its entirely Items 4 and 5 of the Original 13D.

Item 3.

Source and Amount of Funds or Other Consideration:

On January 12, 2007, Matthews purchased 1,000 Units of Resin at a price of Cdn.$1,000. per Unit, for a total cash purchase price of Cdn.$1,000,000.  Each Unit consisted of one Common Share of Resin and a warrant to purchase 500,000 Common Shares of Resin (the “Warrants”) at a price of Cdn.$1.00 per Common Share, on or before July 14, 2008.  The Units were purchased in a transaction that did not require registration under the Securities Act of 1933, as amended.  The Warrants contain terms and conditions customary for similar securities.  The purchase price was paid out of Matthews’ personal funds.

On April 2, 2007, Matthews acquired options to purchase 30,000 Common Shares of Resin at an exercise price of Cdn.$1.12 per share.  The options expire on April 2, 2012.  The options were granted pursuant to Resin’s share option plan and are evidenced by a share option agreement, dated as of April 2, 2007, between Matthews and Resin.  The share option agreement contains terms and conditions customary for similar transactions.  As of the date hereof, none of such options have been exercised.

On May 15, 2007, Matthews purchased 69,136 Common Shares of Resin at a price of Cdn.$1.05 per share, for a total cash purchase price of Cdn.$72,593.  The shares were purchased in the open market over the Toronto Stock Exchange.  The purchase price was paid out of Matthews’ personal funds.

On July 3, 2008, Matthews acquired 500,000 Common Shares of Resin upon the exercise of the Warrants.  The Common Shares were purchased at an exercise price of Cdn.$1.00 per share, for a total cash purchase price of Cdn.$500,000.  The purchase price was paid out of Matthews’ personal funds.

On July 11, 2008, Matthews purchased 2,672,000 Common Shares of Resin at a price of Cdn.$1.04 per share, for a total cash purchase price of Cdn.$2,778,880.  The shares were purchased pursuant to a subscription agreement entered into as part of a private placement of common shares by Resin.  The subscription agreement contained terms and conditions customary for similar transactions.  The purchase price was paid out of Matthews’ personal funds.

Item 4.

Purpose of Transaction:

Matthews acquired the subject securities for investment purposes only.  Although in furtherance of Matthews’ role as Chairman of the Board of Resin he may from time to time consider transactions that may result in certain of the following effects, but Matthews does not have any current plans or proposals that relate to or would result in:

(a)

the acquisition by any person of additional securities of Resin, or the disposition of securities of Resin;

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Resin or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of Resin or any of its subsidiaries;

(d)

any change in the present board of directors or management of Resin, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of Resin;

(f)

any other material change in Resin business or corporate structure;

(g)

changes in Resin's charter, bylaws or instruments corresponding thereto or other actions which may impede the  acquisition  of control of Resin by any person;

(h)

causing a class of securities of Resin to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of Resin becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer:

(a)

 See Page 2.

(b)

See Page 2.

(c)

See Item 3. above.

(d)

No person is known to Matthews to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the common shares of Resin beneficially held by Matthews.

(e)

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 30, 2008

Originally signed "Wilmot Matthews"
Wilmot Matthews